Kestra Investment Services, LLC
Notes to Financial Statements
December 31, 2016

Securities owned and securities sold, not yet purchased are stated at fair values and represent securities positions of the Company that are results of trades executed on behalf of customers, which are subsequently not honored by the customers. Refer to Fair Value Measurements for policies. The Statement of Financial Condition includes $342,143 of securities owned under other assets and $80,974 of securities sold, not yet purchased under accounts payable and other accrued liabilities.

Income taxes
The accounts of the Company are included in the consolidated federal income tax return filed by Parent, and, for tax years ending after July 1, 2013, by Parent's top tier holding company Kestra Financial Holdings LP. The provision for income tax is calculated on a separate return basis. The amount of current federal tax expense or benefit calculated is either remitted to or received from Parent. Deferred tax assets or liabilities are computed based on the difference between the financial statement and income tax basis of assets and liabilities. The amount of current and deferred income taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred income tax expense or benefit is recognized in the financial statements for the changes in deferred tax assets or liabilities between years.

The Company accounts for uncertain tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Cash and cash equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents include $260,325 of investments in money market mutual funds.

Fair value measurements
Fair value accounting establishes a framework for measuring fair value, which is defined as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). This framework includes a fair value hierarchy that prioritizes the inputs to the valuation technique used to measure fair value.

The classification of a financial instrument within the valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels of the hierarchy in order of priority of inputs to the valuation technique are defined as follows:

> Level 1 - Valuations are based on unadjusted quoted prices in active markets for identical financial instruments;